UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated September 1, 2015

Commission File Number: 1-15018

Fibria Celulose S.A.

Fidêncio Ramos, 302 — 3rd and (part of) 4th floors

Edifício Vila Olímpia, Torre B, Bairro Vila Olímpia

04551-010, São Paulo, SP, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F: ☒	Form 40-F: ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes: ☐	No: ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes: ☐	No: ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes: ☐	No: ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

FIBRIA CELULOSE S.A.

Publicly-Held Corporation

Corporate Taxpayer ID (CNPJ) No. 60.643.228/0001-21

Company Registry (NIRE) 35.300.022.807

NOTICE TO THE MARKET

FIBRIA CELULOSE S.A. (BM&FBOVESPA: FIBR3 | NYSE: FBR) (“FIBRIA” or “Company”) announces to its shareholders and the market in general, in addition to the Material Fact disclosed on May 14th, 2015, operation to the public distribution of 500,000 (five hundred thousand) Agribusiness Credit Receivable Certificates to be issued by Eco Securitizadora de Direitos Creditórios do Agronegócio S.A. (“Issuer”) for a total amount of, initially, R$ 500,000,000.00 (five hundred million Reais), that may be reach the amount of R$ 675,000,000.00 (six hundred and seventy-five million Reais), for funding of the activities of Fibria — MS Celulose Sul Mato-Grossense Ltda. related to the agribusiness, especially for the purchase of goods and hiring of services in connection with Horizonte 2 Project, which consists in the construction of a new line of pulp production, for export, in the unit of Fibria — MS Celulose Sul Mato-Grossense Ltda. located in the city of Três Lagoas, state of Mato Grosso do Sul. The Agribusiness Credit Receivable Certificates are backed by agribusiness credit rights assigned by Itaú Unibanco S.A., from the Export Credit Note to be issued by Fibria - MS Celulose Sul Mato-Grossense Ltda., guaranteed by the Company. The Issuer, jointly with Banco Itaú BBA S.A., Banco Citibank S.A., Banco J.P. Morgan S.A., and Banco Votorantim S.A., announced the referred transaction to the market on this date, in accordance with the terms of article 53 of CVM Instruction No. 400.

Fibria deems it appropriate to announce this notice to the market, underlining its commitment to transparency with its shareholders and investors.

São Paulo, September 1st, 2015.

Guilherme Perboyre Cavalcanti

Chief Financial and Investor Relations Officer

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 1, 2015

Fibria Celulose S.A.

By:	/s/ Guilherme Perboyre Cavalcanti
Name:	Guilherme Perboyre Cavalcanti
Title:	CFO and IRO

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